O L S H A N	PARK AVENUE TOWER ● 65 EAST 55TH STREET ● NEW YORK, NEW YORK 10022 TELEPHONE: 212.451.2300 ● FACSIMILE: 212.451.2222

EMAIL:  JSPINDLER@OLSHANLAW.COM
DIRECT DIAL:  212.451.2307

FOIA CONFIDENTIAL TREATMENT REQUESTED

June 24, 2014

VIA UNITED PARCEL SERVICE

Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attn:  Terence O’Brien, Accounting Branch Chief

Re:	GenCorp Inc. (CIK: 0000040888)
Form 10-K for the Year Ended November 30, 2013 Filed February 7, 2014
Form 10-Q for the Period Ended February 28, 2014 Filed March 31, 2014
Response dated May 29, 2014
File No. 1-1520

Ladies and Gentlemen:

GenCorp. Inc. (the “Company”) provides the following response (the “Response Letter”) to the comments contained in the letter (the “Comment Letter”) of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), dated June 10, 2014, relating to the above-reference filing.

Because of the commercially sensitive nature of information contained herein, we have filed a separate letter (the “Request Letter”) with the Office of FOIA Services (the “FOIA Office”) in connection with a request for confidential treatment of certain portions of this Response Letter under the Freedom of Information Act, 5 U.S.C. § 552 (“FOIA”), 17 C.F.R. § 200.83 (“Rule 83”), and the Commission’s rules and regulations promulgated under FOIA.  For the Staff’s reference, we have enclosed a copy of the Request Letter with this copy of the correspondence marked to show the portions redacted from the version filed via EDGAR and for which the Company is requesting confidential treatment.

In accordance with Rule 83, the Company requests confidential treatment of (a) the marked portions (the “Confidential Information”) of this Response Letter and (b) the accompanying Request Letter (collectively, the “Confidential Material”).  Please promptly inform the undersigned of any request for disclosure of the Confidential Material made pursuant to FOIA or otherwise so that the undersigned may substantiate the foregoing request for confidential treatment in accordance with Rule 83.

In accordance with Rule 83, this Response Letter has also been clearly marked with the legend “Confidential Treatment Requested by GenCorp Inc.” and each page is marked for the record with the following identification number and identification code to the Confidential Materials:  “GC CTR 06/24/14 -001” through “GC CTR 06/24/14 -008”.

Confidential Treatment Requested by GenCorp Inc.
Pursuant to 17 C.F.R. § 200.83 (GC CTR 06/24/14-001)

O L S H A N F R O M E W O L O S K Y L L P	WWW.OLSHANLAW.COM

June 24, 2014

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In response to the Comment Letter, and to facilitate review, we have repeated the text of each of the Staff’s comments below and followed each comment with the Company’s response.

Form 10-K for the Year Ended November 30, 2013

General

1.
Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like.  These revisions should be included in your future filings.

The Company acknowledges the Staff’s comment.  The Company will show the Staff what the additional disclosures or revisions will look like in its responses below and will reflect such revisions in future filings.

Notes to the Financial Statements Note 5.  Income Taxes, page 99

2.
We note your response to comment 3 of our letter dated May 15, 2014.  You provide your taxable income (loss) amounts for each of the last five years and the corresponding amount of federal net operating losses and tax credit carryforwards utilized.  The taxable income amounts appear to be considerably higher than your book pre-tax income amounts, and for 2013 the taxable loss amount is considerably lower than your book pretax loss amount.  Please help us understand the key differences between your book and taxable income which resulted in such significant differences especially in 2013.

Key differences between the Company’s reported pre-tax income and its taxable income (continuing and discontinued operations) in fiscal 2013 include the following, with a summary of the nature of each of the items following the table (in millions):

Non-deductible interest expense	$13
Pension and post-employment accruals	62
Depreciation/amortization	(42)
Reserves	9
Revenue recognition	(59)
Compensation related	15
Expense recognition	13
Transaction related	7
Total	$18

•
Non-deductible interest expense. A portion of the Company’s debt carries interest expense that has been determined to be non-deductible for income tax purposes.  Any repurchase premiums paid to re-acquire this debt are also non-deductible.

Confidential Treatment Requested by GenCorp Inc.
Pursuant to 17 C.F.R. § 200.83 (GC CTR 06/24/14-002)

June 24, 2014

•
Pension and post-employment accruals.  For income tax purposes, the Company is allowed a deduction only upon payment of these obligations.  The Company has been making minimum contributions against the established accruals, resulting in a deferral of the deduction to future periods.

•
Depreciation/Amortization.  As a result of the “bonus” depreciation rules allowing up to 50% of new assets placed in service to be expensed for tax purposes, the Company has been the beneficiary of accelerated depreciation deductions for tax purposes.

•
Reserves.  The Company is required to accrue certain costs related to estimates of future environmental remediation costs, compensation costs, and other reserves.  These reserves are not deductible for tax purposes until actually paid or otherwise settled.

•
Revenue recognition.  Certain of the Company’s revenues are not required to be recognized for tax purposes until actually billed, resulting in a difference in the timing of revenue recognition which generally reverses in the following year.

•
Compensation related.  The tax code generally allows a deduction for compensation in the year the amount is included in the income of the recipient.  Thus, accruals for items such as vacation, bonuses, long-term incentive plans, and certain stock compensation amounts, are only deductible upon payment.

•
Expense recognition.  The tax code requires that certain events have occurred prior to allowing a deduction.  The Company has concluded that the timing of certain book deductions related to cost of sales must be deferred for tax purposes until all required events are met.

•
Transaction related costs.  Generally, most transaction costs are capitalized and amortized for tax purposes over a 15 year life, while GAAP generally requires that transaction costs be expensed in the year incurred, thus causing a difference in the timing of the recognition of the deductions.

The Company advises the Staff that the key differences noted above are applicable to each of the last five years.

3.
In fiscal 2013, you released approximately $282.4 million of the valuation allowance that existed at the beginning of the year.  The amount of the valuation allowance released represents the portion of deferred tax assets that was deemed more-likely-than-not that you will realize the benefits based on your analysis.  It still does not appear that your response addresses the specific deferred tax assets for which you determined it was appropriate to release a valuation allowance.  Specifically, your response now refers to deferred tax assets as of November 30, 2013, which would have been subsequent to the release of the valuation allowance.  Please clearly identify the specific deferred tax assets and corresponding amounts for which you released a valuation allowance during fiscal 2013.  Aside from your deferred tax assets related to tax losses/credit carryforwards and net cumulative defined benefit pension plan losses, please help us better understand the factors that resulted in you recording a valuation allowance related to the other deferred tax assets and what resulted in you determining that these valuation allowances were no longer needed in fiscal 2013.  Please also tell us how you determined the amount of valuation allowance to reverse during fiscal 2013.

Confidential Treatment Requested by GenCorp Inc.
Pursuant to 17 C.F.R. § 200.83 (GC CTR 06/24/14-003)

June 24, 2014

As of the end of fiscal 2012, the Company had gross deferred tax assets of approximately $328.7 million which were offset by both deferred tax liabilities of approximately $52.2 million and a valuation allowance of approximately $288.1 million.  The components of the Company’s deferred tax assets are disclosed beginning on page 88 of the fiscal 2012 form 10-K.  During fiscal 2013, the Company concluded, based upon the reasons included in our prior correspondence dated May 2, 2014 and May 29, 2014 and also included in the Company’s fiscal 2013 form 10-K, that all but approximately $5.7 million of the valuation allowance that existed on the net deferred tax assets at the end of fiscal 2012 should be released.  The amounts not released relate to specific deferred tax assets, principally consisting of certain capital loss carryovers and state net operating losses, which the Company concluded did not meet the more-likely-than-not requirement of ASC 740, Income Taxes, due to the likelihood that these tax attributes will expire before being utilized.  Accordingly, the Company released $282.4 of the valuation allowance that existed at the end of fiscal 2012, representing the difference between the fiscal 2012 ending valuation allowance total of $288.1 million and the $5.7 million of valuation allowance not meeting the requirements for release.

The Company recorded its initial valuation allowance during fiscal 2004 on 100% of its net deferred tax asset balance.  The valuation allowance was initially recorded by the Company due to the incurrence of significant losses in fiscal 2004.  These losses were generally a result of fundamental changes in the Company’s business and losses incurred on contracts for which the Company was unable to obtain reimbursement from its customers for cost overruns.  Further, from fiscal 2004 through the second quarter of fiscal 2013, the Company remained in a cumulative loss position as a result of the factors previously cited as well as net losses recorded in other comprehensive income related to the Company’s pension plan.

During the third quarter of fiscal 2013, the Company, based upon the evaluation of all available positive and negative evidence, determined that it was appropriate to release its valuation allowance.  The Company considered the following positive evidence in arriving at its conclusion to release its valuation allowance, with the weight given to the evidence commensurate with the extent to which it could be objectively verified:

•	Improved pro-forma historical operating results when combined with that of the Rocketdyne business;

•	Increased core earnings from continuing operations, principally related to improved contract profit as a result of the Rocketdyne acquisition;

•	Continued growth in the Company’s contract backlog;

•	Improved pension legislative conditions that will positively impact the Company’s ability to recover pension costs through government contracts;

•
Three year cumulative income position as a result of the gain recognized in other comprehensive income due to improved trends related to the valuation of the Company’s pension assets and liabilities, also resulting in lower future projected pension expense; and

•	The Company’s history of generating taxable income allowing for the utilization of tax credit carryforwards.

Confidential Treatment Requested by GenCorp Inc.
Pursuant to 17 C.F.R. § 200.83 (GC CTR 06/24/14-004)

June 24, 2014

4.
You state that your five year forecast indicates projected growth in income during the next five years sufficient to realize your net deferred tax assets as of November 30, 2013.  Please provide us with your projected annual income and comprehensive income amounts which show how you determined that you will be able to record these amounts of income for each of these five years.  Please include a clear explanation of the specific assumptions you made in concluding that future income will be materially different from historical results.  For example, you should address current sales and how you expect these to change in order to generate enough income to recover your deferred tax assets.

[**]

5.
Given that the acquisition of the Rocketdyne business is one of the two distinct events in fiscal 2013 that led to the release of the valuation allowance, please help us better understand the actual impact that this business has had on your historical pre-tax income as well as the impact that you expect it to have on your projected income.

[**]

6.
Please provide us with a comprehensive explanation of the analysis you performed to determine how the release of the valuation allowance should be reflected on your financial statements pursuant to ASC 740.  Your explanation should address the consideration you gave to ASC 740-10-45-20 and ASC 740-20-45-4 in determining that you should use an intraperiod tax allocation methodology.  Please also provide us with the calculation showing your application of ASC 740-20 in determining how the release of the valuation allowance should be recorded.

The Company advises the Staff that it considered ASC 740-10-45-20, Changes that Impact the Valuation Allowance for Deferred Tax Assets (“ASC 740-10-45-20”), and ASC 740-20-45-4, Allocation of Income Tax Expense or Benefit for the year (“ASC 740-20-45-4”), when concluding that the Company should use an intraperiod tax allocation methodology to determine that the release of the valuation allowance should be reflected in both net income and other comprehensive income.  ASC 740-10-45-20 provides that “the effect of a change in the beginning-of-the-year balance of a valuation allowance that results from a change in circumstances that causes a change in judgment about the realizability of the related deferred tax assets in future (emphasis added) years ordinarily shall be included in income from continuing operations.”  The Company’s interpretation of this provision is that in the instance where there is a change in the likelihood of the realization of deferred tax assets caused by a change in judgment about income in future years, the effect is to be included in continuing operations.  This statement is repeated in ASC 740-20-45-4.  ASC 740-20-45-4 goes on to state that “the effect of other changes in the balance of a valuation allowance are allocated among continuing operations and items other than continuing operations using the general allocation methodology presented in the Section.”  As stated in the Company’s response dated May 2, 2014, the Company projected recording a gain in other comprehensive income due to pension actuarial gains to be recorded as of the measurement date (i.e., as of November 30).  The pension gain was viewed by the Company as a source of current year income allowing for the release of a portion of the valuation allowance.  In following the general allocation methodology of intraperiod allocation, specifically ASC 740-45-11(b), the tax effect of the portion of the valuation allowance release related to the pension gain was recorded directly to other comprehensive income in the fourth quarter when the pension gain was recognized.  Recordation of the tax effect of the portion of the valuation allowance related to the pension gain in the third quarter would have resulted in recognition of the tax effect prior to the recognition of the pension gain which GAAP only allows for as of the measurement date (i.e., fourth quarter).  During the third quarter of fiscal 2013, the Company performed analyses with the assistance of its actuary in order to project the anticipated pension gain to be recognized in the fourth quarter, which was considered a significant piece of positive evidence in the release of the valuation allowance in the third quarter.  The balance of the valuation allowance that was related to future expected operating income was released in the third quarter of fiscal 2013 and allocated to continuing operations.

Attached as Exhibit A is the Company’s calculation to determine the portion of the valuation allowance that should be released to net income and other comprehensive income.

_______________
[**] Information omitted and provided under separate cover to the Staff pursuant to Rule 83.

Confidential Treatment Requested by GenCorp Inc.
Pursuant to 17 C.F.R. § 200.83 (GC CTR 06/24/14-005)

June 24, 2014

Form 10-Q for the Period Ended February 28, 2014 Note 10.  Cost Reduction Plan, page 21

7.
We note your response to comment 4 of our letter dated May 15, 2014.  In a similar manner to your response, please disclose that you view the subsequent recovery of these costs to be probable and your basis for this determination.  In regards to the $5 million of restructuring costs that are not included as a component of the Rocketdyne business integration costs, please help us understand why these costs will be charged to expense in the period they have been paid.  Please address your consideration of ASC 420 in determining when the actual expense related to these costs should be recorded.

The Company advises the Staff that the $5.0 million of restructuring costs related to ongoing business volume incurred in the performance of the Company’s U.S. government contracts were required to be recorded under GAAP pursuant to Accounting Standards Codification (“ASC”) 712, Compensation - Non-retirement Postemployment Benefits (“ASC 712”) but were not allocable to contracts as of February 28, 2014.  These costs were deferred as the Company believes that subsequent recovery of said costs through the pricing of the Company’s products and services to the U.S. government is probable.

The Company advises the Staff the $5.0 million of restructuring costs related to ongoing business volume meet the definition of severance and benefit expenses covered under Federal Acquisition Regulation (“FAR”) section 31.205-6(g), which provides that severance pay is an allowable cost (i.e., can be allocated to U.S. government contracts) to the extent that it is required by (i) law, (ii) employer-employee agreement, (iii) established policy that constitutes, in effect an implied agreement on the contractor’s part, or (iv) circumstances of the particular employment.

Further, the $5.0 million of restructuring costs related to ongoing business volume was contemplated when the Company’s fiscal 2014 forward pricing rates were developed.  Accordingly, such costs were already reflected in the Company’s estimates of revenues and costs on U.S. government long-term contracts that are accounted for under the percentage-of-completion method of accounting as of February 28, 2014.  As such, the offset to this liability is an asset as of February 28, 2014 for the recovery of the payment of allowable and recoverable overhead expense in the second quarter of fiscal 2014.

ASC 712 states that an employer that provides contractual termination benefits shall recognize a liability when it is probable that employees will be entitled to benefits and the amount can be reasonably estimated.  Pursuant to ASC 712, the Company recognized a liability of $5.0 million during the first quarter of fiscal 2014 for the cost of benefits earned through the termination date because the payment of the benefit was probable and reasonably estimated.  Additionally, since the benefits to be paid are pursuant to an ongoing benefit arrangement (written plan or a history of paying benefits for past terminations) subject to ASC 712 accounting treatment, the one-time benefit arrangements subject to ASC 420, Exit or Disposal Cost Obligations, accounting is not applicable in this situation.

The Company will include the following revised disclosure in future filings:

Costs of the Restructuring Plan related to the ongoing business volume, $5.0 million as of February 28, 2014, have been capitalized and recorded in other current assets in the unaudited condensed consolidated balance sheet.  Such costs are recoverable through our U.S. government contracts when paid.  These costs were required to be recorded under GAAP but were not allocable to the Company’s U.S. government contracts under U.S. government federal regulations until such time as they are paid (expected in the second quarter of fiscal 2014).

Costs of the Restructuring Plan related to the acquisition of the Rocketdyne Business, $5.0 million as of February 28, 2014, have been capitalized and recorded in other noncurrent assets in the unaudited condensed consolidated balance sheet.  Such costs are reimbursable costs and will be allocated to the Company’s U.S. government contracts based on the Company’s planned integration savings exceeding its restructuring costs by a factor of at least two to one.  The Company believes that the anticipated restructuring savings will exceed restructuring costs by a factor of at least two to one; therefore, the costs were deferred as the Company believes that subsequent recovery of said costs through the pricing of the Company’s products and services to the U.S. government is probable.  The Company reviews on a quarterly basis the probability of recovery of these costs.

Confidential Treatment Requested by GenCorp Inc.
Pursuant to 17 C.F.R. § 200.83 (GC CTR 06/24/14-006)

June 24, 2014

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As requested by the Staff, the Company provides the following acknowledgements:

•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings with the Commission;

•	Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In the event your determination on this application may be adverse to the Company as to some or all of the selected information submitted for confidential treatment, the Company respectfully requests that you contact the undersigned in order that we may arrange a conference or make additional submissions in support of this application.  To expedite any such matters, please send to my attention any communications with respect to this application by facsimile at (212) 451-2222 or, if acceptable, by email to jspindler@olshanlaw.com.

Please indicate receipt of this request for confidential treatment by date stamping the enclosed copy of this letter and returning it in the envelope provided.  If you have any further questions or require additional information, please do not hesitate to contact Kathleen E. Redd, Vice President, Chief Financial Officer and Assistant Secretary at (916) 355-2361, or me at (212) 451-2307.

Very truly yours,

/s/ Jeffrey S. Spindler

Jeffrey S. Spindler, Esq.
of OLSHAN FROME WOLOSKY LLP

Confidential Treatment Requested by GenCorp Inc.
Pursuant to 17 C.F.R. § 200.83 (GC CTR 06/24/14-007)

Exhibit A

GenCorp
Valuation Allowance for Q3 2013 Fiscal 2013
(in dollars)

	GENCORP	AEROJET	TOTAL
Total Other Comprehensive Income Per Towers Watson fiscal 2013 report	67,568,991	194,294,625	261,863,616
Tax rate	38.18%	39.55%
Amount assigned to Other Comprehensive Income	25,796,247	76,844,979	102,641,226
Valuation allowance to release			282,419,147
Net to continuing operations in the third quarter of fiscal 2013			179,777,921

Confidential Treatment Requested by GenCorp Inc.
Pursuant to 17 C.F.R. § 200.83 (GC CTR 06/24/14-008)